Exhibit 99.3

FORM 51-102F3

Material Change Report

Item 1                                                            Name and Address of Company

IMRIS Inc. (the “Company”)

100 - 1370 Sony Place

Winnipeg, Manitoba

Canada, R3T 1N5

Item 2                                                            Date of Material Change

November 24, 2010

Item 3                                                            News Release

News release attached as Schedule “A” was disseminated on November 24, 2010 via Canada NewsWire.

Item 4                                                            Summary of Material Change

On November 24, 2010, the Company announced that it had completed its previously announced public offering of common shares (the “Offering”).  In connection with the Offering, IMRIS and a certain selling shareholder sold 11,000,000 common shares at a public offering price of US$5.00 per share. Of the common shares sold in the Offering, 10,500,000 common shares were sold by the Company and 500,000 common shares were sold by a selling shareholder, resulting in aggregate gross proceeds to IMRIS of US$52,500,000.

Item 5                                                            Full Description of Material Change

5.1                               Full Description of Material Change

See news release attached hereto as Schedule “A” dated November 24, 2010.

5.2                               Disclosure for Restructuring Transactions

Item 6                                                            Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7                                                            Omitted Information

N/A.

Item 8                                                            Executive Officer

Name of Executive Officer:	Kelly McNeill

Title:	Executive Vice President Finance & CFO

Telephone Number:	(204) 480-7090

Item 9                                                            Date of Report

November 26, 2010

EXHIBIT “A” TO MATERIAL CHANGE REPORT

IMRIS Completes Public Offering of Common Shares

Winnipeg, Manitoba, November 24, 2010 — IMRIS Inc. (TSX: IM; NASDAQ: IMRS) (“IMRIS” or the “Company”) announced today that it has completed its previously announced public offering of common shares (the “Offering”).  In connection with the Offering, IMRIS and a certain selling shareholder sold 11,000,000 common shares at a public offering price of US$5.00 per share.

Of the common shares sold in the Offering, 10,500,000 common shares were sold by the Company and 500,000 common shares were sold by a selling shareholder, resulting in aggregate gross proceeds to IMRIS of US$52,500,000.

Canaccord Genuity and Lazard Capital Markets LLC acted as joint book-running managers for the syndicate of underwriters in connection with the Offering.

ABOUT IMRIS

IMRIS is a global leader in providing image guided therapy solutions. These solutions feature fully integrated surgical and interventional suites that incorporate magnetic resonance, fluoroscopy and computed tomography to deliver on demand imaging during procedures.  The Company’s systems serve the neurosurgical, cardiovascular and neurovascular markets and have been selected by leading medical institutions around the world.

Forward-Looking Statements

This press release contains certain information that may constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities laws.  All statements relating to plans, strategies, projections of results of specific activities or investments, and other statements that are not descriptions of historical facts may be forward-looking statements.  Forward-looking statements and information are inherently subject to risks and uncertainties, and actual results could differ materially from those currently anticipated due to a number of factors, which include, but are not limited to, operational risks, the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, industry supply levels, competitive pricing pressures and other risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s short form prospectus and the registration statement on Form F-10 related to the Offering, the Company’s Annual Information Form in respect of the year ended December 31, 2009 and the Risks and Uncertainties disclosed in the Management’s Discussion and Analysis for the year ended December 31, 2009.  Forward-looking statements and information may be identified by terms such as “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan” or “project”, or similar terms or the negatives of these terms.  Although we believe that the expectations reflected in the forward-looking statements and information are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements.  The Company’s forward-looking statements and information reflect the beliefs, opinions and projections on the date the statements are made.  The Company assumes no obligation to update forward-looking information should circumstances or management’s estimates or opinions change, except as required by law.

For further information, please contact:

Kelly McNeill Executive Vice President Finance and Administration and Chief Financial Officer IMRIS Inc. Tel: 204-480-7090 Email: kmcneill@imris.com	Brad Woods Director Investor Relations & Corporate Communications IMRIS Inc. Tel: 204-480-7094 Email: bwoods@imris.com